Free Writing Prospectus Dated April 14, 2011	Filed pursuant to Rule 433 Registration Statement No. 333-173280

BOX SHIPS INC.

ISSUER FREE WRITING PROSPECTUS

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from UBS Investment Bank at 299 Park Avenue, New York, New York 10171, Attention: Prospectus Department; telephone: (888) 827-7275, or from Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, telephone (866) 718-1649, or by e-mailing prospectus@morganstanley.com. You may also access the issuer’s most recent preliminary prospectus dated April 4, 2011 included in the registration statement on Form F-1, as filed with the SEC on EDGAR on April 4, 2011 through the following link: http://www.sec.gov/Archives/edgar/data/1504795/000119312511087413/df1.htm.

Box Ships Inc. (“Box Ships,” the “Company,” “we,” “us” or “our”) priced its initial public offering of 11,000,000 shares of common stock at a price of $12.00 per share, representing an increase of 1,000,000 shares over the 10,000,000 shares indicated in the preliminary prospectus and a decrease of $4.00 per share from the assumed initial public offering price of $16.00 per share at the midpoint of the range set forth in the preliminary prospectus filed on April 4, 2011 to which this free writing prospectus relates. The initial offering price of $12.00 per share results in net cash proceeds to the Company of approximately $121.7 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The option we have granted to the underwriters to purchase additional shares from us to cover over-allotments increased from 1,500,000 shares indicated in the preliminary prospectus to 1,650,000 shares. Mr. Michael Bodouroglou, the Company’s Chairman, President and Chief Executive Officer, will purchase 114,000 of the 11,000,000 shares sold in this offering at the initial public offering price. Following this offering, Mr. Michael Bodouroglou will beneficially own approximately 11.0% of the Company’s outstanding common stock.

As a result of this $26.1 million decrease in net proceeds to us from the estimated amount of net proceeds in the preliminary prospectus, we plan to borrow approximately $26.1 million under our unsecured credit facility with Paragon Shipping Inc. (“Paragon Shipping”) to fund, together with $117.3 million of the $121.7 million in net proceeds from this offering, $130.0 million from fully drawing the Credit Facilities and 5,000,000 shares of our common stock, the acquisition of our Initial Fleet. The additional borrowings under the credit facility with Paragon Shipping will increase our interest expense and reduce our operating cash flow available to make dividend payments. Following the completion of this offering and the drawdown of $26.1 million under the credit facility with Paragon Shipping, we will have $3.9 million of borrowing capacity under that facility. We expect to draw down most or all of the remaining borrowing capacity under this facility to meet the minimum liquidity of $8.0 million required under our Credit Facilities as of June 30, 2011.

Capitalization

The following unaudited table sets forth our capitalization at December 31, 2010, on an actual basis and as adjusted to give effect to (i) the sale of the shares of common stock in this offering based on the initial public offering price of $12.00 per share, after the deduction of estimated expenses related to this offering of $1.4 million payable by the Company and the underwriting discounts and commissions of approximately $8.9 million; (ii) the issuance of 3,437,500 shares of the Company’s common stock and the payment of $105.0 million in cash from the net proceeds of this offering and borrowings under the Credit Facilities, in connection with the acquisition of two 3,400 TEU 2010-built containerships and one 5,100 TEU 2007-built containership to be sold to the Company by Paragon Shipping; (iii) the issuance of 1,562,500 shares of the Company’s common stock and the payment of $29.5 million in cash from the net proceeds of this offering in connection with the acquisition of one 5,100 TEU 2007-built containership to be sold to the Company by Proplous Navigation at the closing of this offering; and (iv) the payment of $138.9 million in cash from the net proceeds of this offering and borrowings under the Credit Facilities and drawings of $26.1 million under the unsecured credit facility with Paragon Shipping of up to $30.0 million, in connection with the acquisition of one 4,500 TEU 2006-built containership and one 6,500 TEU 2010-built containership that the Company will acquire, subject to the completion of this offering.

As of December 31, 2010, the Company had $0 in cash and cash equivalents. On an “as adjusted” basis as described above and taking into account the starting cash balance of December 31, 2010, cash and cash equivalents are approximately $4.4 million.

	As of December 31, 2010
	Actual	As Adjusted(3)
Capitalization
Secured Debt
Long-term and current debt(1)	$—	$156,100,000

Shareholder’s Equity
Capital Stock, no par value: 100 shares authorized; 100 and 0 shares issued and outstanding actual and as adjusted, respectively(2)	100	—
Common Stock, par value $0.01 per share: 0 and 475,000,000 shares authorized actual and as adjusted, respectively; 0 shares issued and outstanding actual and 16,000,000 shares issued and outstanding as adjusted, respectively	—	160,000
Preferred Stock, par value $0.01 per share: 0 and 25,000,000 shares authorized actual and as adjusted, respectively; 0 shares issued and outstanding actual and as adjusted	—	—
Additional paid-in capital(4)	—	188,938,476
Accumulated deficit	(3,822)	(3,822)

Total shareholders’ (deficit) equity	(3,822)	189,094,654

Total capitalization	$(3,822)	$345,194,654

(1)	The above table reflects commitment letters we have received for the Credit Facilities and drawings of $26.1 million under the unsecured credit facility with Paragon Shipping, which, together with a portion of the net proceeds from this offering, will be used to partially fund the acquisition of our Initial Fleet.
(2)	Issued to Paragon Shipping in connection with our incorporation. Paragon Shipping will surrender these shares at the closing of this offering.
(3)	The grant of an aggregate of 113,000 restricted shares to be issued as incentive compensation to certain of our executive officers and directors and employees of our Manager under our 2011 Equity Incentive Plan in connection with this offering is not reflected in the above table.
(4)	Any difference between our acquisition price and Paragon Shipping’s net book value of the Box Voyager and the Box Trader will be recorded as an adjustment in shareholders’ equity. At December 31, 2010, this difference equaled $7.4 million at the share price of $12.00 per share and is recorded as an increase in shareholders’ equity.